Issuer Free Writing Prospectus

Filed by: AutoNation, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-193972

AUTONATION, INC.

$300,000,000 3.350% SENIOR NOTES DUE 2021

$450,000,000 4.500% SENIOR NOTES DUE 2025

PRICING TERM SHEET

September 16, 2015

$300,000,000 3.350% Senior Notes due 2021

Issuer:	AutoNation, Inc.

Expected Ratings (Moody’s/S&P)*:	Baa3/BBB-

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Title of Securities:	3.350% Senior Notes due 2021

Aggregate Principal Amount:	$300,000,000

Net Proceeds (after underwriting discount and before expenses):	$298,194,000

Maturity Date:	January 15, 2021

Interest Rate:	3.350%

Public Offering Price:	99.998%, plus accrued interest, if any, from September 21, 2015

Yield to Maturity:	3.351%

Benchmark Treasury:	UST 1.375% due August 31, 2020

Spread to Benchmark Treasury:	+175 bps

Benchmark Treasury Yield:	1.601%

Interest Payment Dates:	January 15 and July 15 of each year, commencing on January 15, 2016

Interest Payment Record Dates:	January 1 and July 1 of each year

Optional Redemption:	Make-whole call at any time prior to December 15, 2020 at a discount rate of the applicable Treasury Yield plus 30 basis points; callable at 100% at any time on or after December 15, 2020 (one month prior to maturity); plus, in each case, accrued and unpaid interest to, but not including, the redemption date

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the Company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of repurchase

Trade Date:	September 16, 2015

Settlement Date:	September 21, 2015 (T+3)

CUSIP:	05329WAL6

ISIN:	US05329WAL63

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc.

Co-Lead Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BBVA Securities Inc.
Comerica Securities, Inc.
Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
Regions Securities LLC
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

$450,000,000 4.500% Senior Notes due 2025

Issuer:	AutoNation, Inc.

Expected Ratings (Moody’s/S&P)*:	Baa3/BBB-

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Title of Securities:	4.500% Senior Notes due 2025

Aggregate Principal Amount:	$450,000,000

Net Proceeds (after underwriting discount and before expenses):	$445,558,500

Maturity Date:	October 1, 2025

Interest Rate:	4.500%

Public Offering Price:	99.663%, plus accrued interest, if any, from September 21, 2015

Yield to Maturity:	4.542%

Benchmark Treasury:	UST 2.000% due August 15, 2025

Spread to Benchmark Treasury:	+225 bps

Benchmark Treasury Yield:	2.292%

Interest Payment Dates:	April 1 and October 1 of each year, commencing on April 1, 2016

Interest Payment Record Dates:	March 15 and September 15 of each year

Optional Redemption:	Make-whole call at any time prior to July 1, 2025 at a discount rate of the applicable Treasury Yield plus 35 basis points; callable at 100% at any time on or after July 1, 2025 (three months prior to maturity); plus, in each case, accrued and unpaid interest to, but not including, the redemption date

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the Company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of repurchase

Trade Date:	September 16, 2015

Settlement Date:	September 21, 2015 (T+3)

CUSIP:	05329WAM4

ISIN:	US05329WAM47

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc.

Co-Lead Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

Comerica Securities, Inc.

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

Regions Securities LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Changes from the Preliminary Prospectus Supplement

The following sentence appearing on pages S-5/6, S-10 and S-11 has been completed as follows:

As of June 30, 2015, after giving pro forma effect to (i) the offering of the notes pursuant to this prospectus supplement and (ii) the use of the net proceeds from the offering to reduce borrowings under the revolving credit facility under our credit agreement, we and the guarantors would have had approximately $5.5 billion of total indebtedness (including borrowings under our credit agreement, our mortgage facility, our floorplan financing arrangements, our existing senior notes and our commercial paper program), of which approximately $3.5 billion would have been secured, and we would have had approximately $1.7 billion of undrawn capacity under the revolving credit facility of our credit agreement, of which we would have had the ability to borrow $1.5 billion due to limitations imposed by the maximum leverage ratio covenant contained in our credit agreement.

The information set forth below updates the “Capitalization” section of the prospectus supplement:

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2015:

•	on an actual basis; and

•	as adjusted to give pro forma effect to the offering of the notes pursuant to the prospectus supplement and the use of the net proceeds therefrom to reduce borrowings under our revolving credit facility, but as described under the caption “Use of Proceeds,” we may also use net proceeds for general corporate purposes.

You should read the information in this table in conjunction with the information set forth following the caption “Use of Proceeds” and our consolidated financial statements and the notes thereto, which are incorporated by reference in the prospectus supplement and the accompanying prospectus.

	At June 30, 2015
	Actual	As Adjusted
	(In millions)
Cash and cash equivalents	$65.3	$65.3

Short-term debt:
Vehicle floorplan payable – trade	$2,289.8	$2,289.8
Vehicle floorplan payable - non-trade	1,031.6	1,031.6
Commercial paper	298.5	298.5
Current maturities of long-term debt	24.6	24.6
Long-term debt, net of current maturities:
6.750% Senior Notes due 2018	397.5	397.5
5.500% Senior Notes due 2020	350.0	350.0
3.350% Senior Notes due 2021 offered hereby	—	300.0
4.500% Senior Notes due 2025 offered hereby	—	448.5
Revolving credit facility due 2019	800.0	58.2
Mortgage facility (1)	180.7	180.7
Capital leases and other debt	101.9	101.9
Less: current maturities	(24.6)	(24.6)

Total long-term debt, net of current maturities	1,805.5	1,812.2

Total debt	$5,450.0	$5,456.7
Shareholders’ equity:	$2,285.3	$2,285.3

Total capitalization	$7,735.3	$7,742.0

(1)	The mortgage facility requires monthly principal and interest payments of $1.7 million based on a fixed amortization schedule with a balloon payment of $155.4 million due November 2017.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (email dg.prospectus_requests@baml.com) or J.P. Morgan Securities collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (email wfscustomerservice@wellsfargo.com) or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.